UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-14100

CUSIP Number: 45254P102

45254P300

45254P409

(Check One):	☒Form 10-K and Form 10-KSB	☐ Form 20-F	☐Form 11-K
	☐ Form 10-Q and Form 10-QSB	☐ Form N-SAR

For Period Ended:         December 31, 2004

☐    Transition Report on Form 10-K

☐    Transition Report on Form 20-F

☐    Transition Report on Form 11-K

☐    Transition Report on Form 10-Q

☐    Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full Name of Registrant:    Impac Mortgage Holdings, Inc.

Former Name if Applicable:

Address of Principal Executive Office

(Street and Number):    1401 Dove Street

City, State and Zip Code:    Newport Beach, California 92660

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

During 2004, Impac Mortgage Holdings, Inc. (the “Company”) restated its financial statements for each of the years ended December 31, 2003, 2002 and 2001, the three months ended March 31, 2004 and 2003, the three and six months ended June 30, 2003 and the three and nine months ended September 30, 2003. The Company also restated its consolidated statement of operations for the six months ended June 30, 2004 due to a correction to earnings per share as a result of a clerical error. The time and resources committed to the restatements delayed the Company’s internal timetable with respect to its documentation, assessment and evaluation of internal control over financial reporting, which were undertaken in order to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX 404”). Due in large part to the foregoing, management’s assessment of the effectiveness of the Company’s internal control over financial reporting was substantially delayed, thereby delaying the performance by KPMG LLP (“KPMG”), the Company’s independent registered public accounting firm, of its audit of management’s assessment of the effectiveness of internal control over financial reporting pursuant to the requirements of SOX 404. As a result, such audit will not be completed by the filing deadline of March 16, 2005. In addition, the Company is also in the process of finalizing its annual report on Form 10-K for the year ended December 31, 2004, which process is not yet completed due to the foregoing.

The Company intends to file its annual report on Form 10-K as soon as possible, and in any event no later than the fifteenth calendar day following the prescribed due date for such report. However, the Company believes that it will not receive from KPMG the audit reports on the financial statements and the assessment of the effectiveness of internal control over financial reporting prior to March 31, 2005. The Company anticipates that its initial filing of its annual report on Form 10-K will not include KPMG’s audit report but will instead include unaudited financial statements in lieu of audited financial statements for the year ended December 31, 2004 and the annual report will also not include KPMG’s report relating to the Company’s assessment of the effectiveness of internal control over financial reporting.

Upon receipt of KPMG’s audit report of the Company’s financial statements for the year ended December 31, 2004 and report on the Company’s assessment of the effectiveness of internal control over financial reporting, the Company will file an amended annual report on Form 10-K/A to include these reports and audited financial statements for the year ended December 31, 2004 as soon as practicable.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Richard J. Johnson	(949)	475-3600
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒    Yes    ☐    No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒    Yes    ☐    No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company incorporates by reference the financial results for the fourth quarter and year ended December 31, 2004 contained in the Company’s press release as filed on February 17, 2005 under Item 8.01 on a Form 8-K.

Impac Mortgage Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 16, 2005	By:	/s/ Richard J. Johnson
Richard J. Johnson
Chief Financial Officer, EVP

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misinformation or omissions of fact

constitute Federal Criminal Violations (See 18 U.S.C. 1001).